UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FINANCIAL INSTITUTIONS, INC.
(NAME OF ISSUER)

COMMON STOCK $.01 PAR VALUE
(TITLE OF CLASS OF SECURITIES)

317585 40 4
(CUSIP NUMBER)

MARCH 1, 2001

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]        Rule 13d-1 (b)
[x]        Rule 13d-1 (c)
[  ]        Rule 13d-1 (d)

CUSIP NO. 317585 40 4	13G	Page 2 of 8 pages

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Estate of Donald G. Humphrey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Other
NUMBER OF SHARES	5.	SOLE VOTING POWER: 596,489
BENEFICIALLY OWNED	6.	SHARED VOTING POWER:
BY EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER: 596,489
WITH	8.	SHARED DISPOSITIVE POWER:
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 596,489
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.4%
12.	TYPE OF REPORTING PERSON: 00

CUSIP NO. 317585 40 4	13G	Page 3 of 8 pages

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Gail C. Humphrey as Personal Representative of the Estate of Donald G. Humphrey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	5.	SOLE VOTING POWER:
BENEFICIALLY OWNED	6.	SHARED VOTING POWER: 596,489
BY EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER:
WITH	8.	SHARED DISPOSITIVE POWER: 596,489
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 596,489
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.4%
12.	TYPE OF REPORTING PERSON: IN

CUSIP NO. 317585 40 4	13G	Page 4 of 8 pages

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): David G. Humphrey as Personal Representative of the Estate of Donald G. Humphrey
2.	APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [X]
(b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	5.	SOLE VOTING POWER:
BENEFICIALLY OWNED	6.	SHARED VOTING POWER: 596,489
BY EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER:
WITH	8.	SHARED DISPOSITIVE POWER: 596,489
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 596,489
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.4%
12.	TYPE OF REPORTING PERSON: IN

CUSIP NO. 317585 40 4	13G	Page 5 of 8 pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Financial Institutions, Inc.
(Name of Company)

ITEM 1(a)	NAME OF ISSUER: Financial Institutions, Inc
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 220 Liberty Street, Warsaw, New York 14569
ITEM 2(a)	NAME OF PERSON FILING:
Estate of Donald G. Humphrey,
Gail C. Humphrey as Personal Representative of the Estate of Donald G. Humphrey and
David G. Humphrey as Personal Representative of the Estate of Donald G. Humphrey.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Estate of Donald G. Humphrey	David G. Humphrey	Gail C. Humphrey
215 Louella Lane	235 Summertree Drive	215 Louella Lane
Nokomis, FL 34275	Troutman, NC 28166	Nokomis, FL 34275

ITEM 2(c)	CITIZENSHIP
Gail C. Humphrey and David G. Humphrey are U.S. citizens.
The Estate is being administered through the State of Florida, Sarasota County Circuit Court.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES:
Common Stock $.01 par value
ITEM 2(e)	CUSIP NUMBER:
317585 40 4
ITEM (3)	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1 (b), OR 13d-2 (b) OR (c),
CHECK WHETHER THE PERSON FILING IS A:
(a)	[ ]	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act")
(b)	[ ]	Bank as defined in Section 3 (a) (6) of the Act
(c)	[ ]	Insurance company as defined in Section 3 (a) (19) of the Exchange Act
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule13d-1 (b) (1) (ii) (F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

CUSIP NO. 317585 40 4	13G	Page 6 of 8 pages
ITEM 4.	OWNERSHIP
(a) AMOUNT BENEFICIALLY OWNED: 596,489 Common Stock $.01 par value (b) PERCENT OF CLASS 5.4%
(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
(i) SOLE POWER TO VOTE OR DIRECT THE VOTE:
The Estate of Donald G. Humphrey has sole power over
596,489 Common Stock $.01 par value
(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE:
Gail C. Humphrey and David G. Humphrey as
Personal Representatives of the Estate of Donald G. Humphrey
share power over 596,489 Common Stock $.01 par value
(iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
The Estate of Donald G. Humphrey has sole power over
596,489 Common Stock $.01 par value
(iv) SHARED POWER TO DISPOSE OR DIRECT THE DIPOSITION OF:
Gail C. Humphrey and David G. Humphrey as
Personal Representatives of the Estate of Donald G. Humphrey
share power over 596,489 Common Stock $.01 par value

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. Not applicable.
ITEM 6.	OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.
ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
The subject shares are owned by the Estate of Donald G. Humphrey. The Estate is administered by two Co-Personal Representatives, Gail C. Humphrey and David G. Humphrey, each of whom shares the authority, as Personal Representatives of the Estate to vote and dispose of the shares held by the Estate. Also see Exhibit 99.1.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.
ITEM 10.	CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Exhibits
99.1	Joint Filing Agreement

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Estate of Donald G. Humphrey
Dated: June 30, 2002
By:/s/David G. Humphrey David G. Humphrey Co-Personal Representative
Estate of Donald G. Humphrey
Dated: June 21, 2002
By:/s/Gail C. Humphrey Gail C. Humphrey Co-Personal Representative
/s/Gail C. Humphrey
Dated: June 21, 2002	Gail C. Humphrey as Personal Representative of the Estate of Donald G. Humphrey
/s/David G. Humphrey
Dated: June 30, 2002	David G. Humphrey as Personal Representative of the Estate of Donald G. Humphrey